UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM T-3

                 FOR APPLICATION FOR QUALIFICATION OF INDENTURES
                      UNDER THE TRUST INDENTURE ACT OF 1939

                                  CONSECO, INC.
                               (Name of applicant)

                          11825 N. Pennsylvania Street
                              P.O. Box 1911 (46082)
                              Carmel, Indiana 46032
                    (Address of principal executive offices)

           Securities to be Issued Under the Indenture to be Qualified

             Title of Class                                 Amount
             --------------                                 ------
      10.5% Senior Notes due 2007                        $24,545,000

Approximate date of proposed public offering: Upon the effectiveness of the Joint Plan of Reorganization of Conseco, Inc., an Indiana corporation, presently anticipated to be on or about June 1, 2003, or as soon as possible thereafter.

                     Name and address of agent for service:

                                 Karl W. Kindig
                                  Conseco, Inc.
                          11825 N. Pennsylvania Street
                              P.O. Box 1911 (46082)
                              Carmel, Indiana 46032
                                 (317) 817-6100

                                 with copies to:
                                 --------------

                               James S. Rowe, Esq.
                                Kirkland & Ellis
                              200 E. Randolph Drive
                             Chicago, Illinois 60601
                                 (312) 861-2000

          The applicant hereby amends this application for qualification on such date or dates as may be necessary to delay its effectiveness until: (i) the 20th day after the filing of a further amendment which specifically states that it shall supercede this application for qualification, or (ii) such date as the Commission, acting pursuant to Section 307(c) of the Trust Indenture Act of 1939, as amended (the "Trust Indenture Act"), may determine upon the written request of the applicant.

                                     GENERAL

1.        General information.

(a)       The applicant, Conseco, Inc. (the "Applicant"), is a corporation.

(b) The Applicant is organized under the General Corporation Law of the State of Delaware.

2.        Securities Act exemption application.

          On December 17, 2002 (the "Petition Date"), Conseco, Inc., an Indiana corporation ("Conseco"), and several of its direct and indirect subsidiaries filed a petition for reorganization under Chapter 11 of Title 11 of the United States Bankruptcy Code (the "Bankruptcy Code") in the United States Bankruptcy Court for the Northern District of Illinois.

          In 1994, Conseco issued $200,000,000 of 10.5% senior notes due December 15, 2004 (the "94 Notes"). The 94 Notes are secured by the stock of certain direct and indirect subsidiaries of Conseco and certain intercompany notes. As of March 21, 2003, the aggregate outstanding principal amount of the 94 Notes was $24,545,000 and there was an aggregate of $1,983,031 of unpaid interest on the 94 Notes.

          The Applicant will succeed to substantially all of the assets of Conseco in connection with the effectiveness of Conseco's Joint Plan of Reorganization pursuant to Chapter 11 of the Bankruptcy Code (as the same may be further modified or amended, the "Plan"). The Applicant proposes to issue to the holders of the 94 Notes, as part of the Plan, an equivalent principal amount of 10.5% Senior Notes due 2007 (the "New Senior Notes") in exchange for the 94 Notes, which will be cancelled pursuant to the Plan. Capitalized terms used in this Application but not otherwise defined shall have the meaning set forth in the Plan, a copy of which is attached as Exhibit T3E-2.

          The New Senior Notes will mature on December 15, 2007 and will bear an interest rate of 10.5%, payable semi-annually on June 30 and December 30 each year, commencing December 30, 2003. All accrued but unpaid interest outstanding as of the Effective Date of the Plan will be satisfied through the issuance of Common Stock of the Applicant having a value equal to such interest amount. The New Senior Notes will be issued as a series of senior debt securities under an indenture to be entered into between the Applicant and Wilmington Trust Company, as trustee, a form of which is attached as Exhibit T3C (the "Indenture"). To the extent that, pursuant to Section 506 of the Bankruptcy Code, the 94 Notes are secured, the New Senior Notes will be secured by (a) first-priority liens (pari passu with certain subtranches of the loans under the New Credit Facility) on those assets securing the 94 Notes, to the extent such assets are reinstated pursuant to the Plan, and (b) silent liens, junior in priority to the Banks, in assets of value equal to any collateral securing the 94 Notes that is not reinstated or is otherwise applied/set off against liabilities pursuant to the Plan.

          The Applicant believes that the issuance of the New Senior Notes is exempt from the registration requirements of the Securities Act of 1933, as amended (the "Securities Act"), pursuant to Section 1145(a)(1) of the Bankruptcy Code. Generally, Section 1145(a)(1) of the Bankruptcy Code exempts the issuance of securities from the registration requirements of the Securities Act and equivalent state securities and "blue sky" laws if the following conditions are satisfied: (i) the securities are issued by a debtor, an affiliate participating in a joint plan of reorganization with the debtor, or a successor of the debtor under a plan of reorganization, (ii) the recipients of the securities hold a claim against, an interest in, or a claim for an administrative expense against, the debtor, and (iii) the securities are issued entirely in exchange for the recipient's claim against or interest in the debtor, or are issued "principally" in such exchange and "partly" for cash or property. The Applicant believes that the issuance of securities contemplated by the Plan will satisfy the aforementioned requirements.

                                  AFFILIATIONS

3.        Affiliates.

(a) The Applicant was incorporated on March 25, 2003. The Applicant has not issued any shares of capital stock. The sole incorporator of the Applicant was Conseco.

          Upon the Effective Date of the Plan, the relationship among the Applicant and all of its affiliates as of that date are currently expected to be as follows:


                                                                                                Percent of Voting
                                                                                               Securities Owned by
                                                                                                 Immediate Parent
                                                                                                 ----------------
CDOC, Inc.                                                                                             100%
Conseco Entertainment, Inc.                                                                            100%
         Conseco Entertainment, LLC                                                                    100%
Conseco Equity Sales, Inc.                                                                             100%
Conseco Risk Management, Inc.                                                                          100%
Conseco Capital Management, Inc.                                                                       100%
CIHC, Incorporated                                                                                    99.9%(1)
         Conseco Securities, Inc.                                                                      100%
         Conseco Life Insurance (Bermuda) Limited                                                      100%
         Conseco Life Insurance Company of Texas                                                       100%
                  Colonial Penn Life Insurance Company                                                 100%
                  Conseco Annuity Assurance Company                                                    100%
                  Conseco Senior Health Insurance Company                                              100%
                           Conseco Life Insurance Company of New York                                  100%
                  Washington National Insurance Company                                                100%
                           Conseco Life Insurance Company                                              100%
                  Pioneer Life Insurance Company                                                       100%
                           Conseco Medical Insurance Company                                           100%
                  Conseco Health Insurance Company                                                     100%
                  Bankers Life Insurance Company of Illinois                                           100%
                           Bankers Life and Casualty Company                                           100%
                                    BLC Financial Services, Inc.                                       100%
                                    Carmel Fifth LLC                                                   50%(2)
         Bankers National Life Insurance Company                                                       100%
         Conseco Management Services Company                                                           100%
         Conseco Services, LLC                                                                        89.1%(3)
         CFIHC, Inc.                                                                                   100%
                  Conseco Private Capital Group, Inc.                                                  100%

---------------------------
1 Remaining shares of common stock held by Conseco Annuity Assurance Company, an indirect wholly owned subsidiary of CIHC, Incorporated.

2 Remaining interests are held by Conseco Annuity Assurance Company (8.25%), Conseco Senior Health Insurance Company (25%) and Washington National Insurance Company (16.75%).

3 Remaining interests are held by Conseco (9.9%) and Conseco Management Services Company (1%).


                                                                                                Percent of Voting
                                                                                               Securities Owned by
                                                                                                 Immediate Parent
                                                                                                 ----------------
                  Performance Matters Associates, Inc.                                                 100%
                  Performance Matters Associates of Texas, Inc.                                        100%
                  Performance Matters Associates of Kansas, Inc.                                       100%
                  Performance Matters Associates of Ohio, Inc.                                         100%
Conseco Finance Corp.(4)                                                                               100%
         Conseco Financing Servicing Corp.                                                             100%
                  P. Financial Services, Inc.                                                          100%
                  Green Tree Retail Services Bank, Inc.                                                100%
                  Conseco Finance Loan Company                                                         100%
                           Green Tree Titling Holding Company I                                        100%
                                    G.T. Titling, LLC I                                                100%
                                    G.T. Titling, LLC II                                               100%
                                    Green Tree Titling Limited Partnership I                           100%
                                    Green Tree Titling Limited Partnership II                          100%
                                            Conseco Finance Leasing Trust                              100%
         Conseco Finance Vendor Services Corporation                                                   100%
                  Green Tree Lease Finance I, Inc.                                                     100%
                  Green Tree Lease Finance I, LLC                                                      100%
                  Green Tree Lease Finance II, Inc.                                                    100%
                           Green Tree Lease Finance 1997-1, LLC                                        100%
                           Green Tree Lease Finance 1998-1, LLC                                        100%
                           Conseco Finance Lease 2000-1, LLC                                           100%
                           Green Tree Warehouse I, LLC                                                 100%
         Conseco Agency, Inc.                                                                          100%
                  Conseco Agency of Alabama, Inc.                                                      100%
                  Conseco Agency of Kentucky, Inc.                                                     100%
                  Crum-Reed General Agency, Inc.                                                       100%
                  Dealer Service Trust Corporation                                                     100%
                  Conseco Agency Reinsurance Limited                                                   100%
         Consolidated Acceptance Corporation                                                           100%
                  Woodgate Consolidated Incorporated                                                   100%
                           Woodgate Utilities, Inc.                                                    100%
                           Woodgate Place Owners Association                                           100%
         Conseco Finance Canada Holding Company                                                        100%
                  Conseco Finance Canada Company                                                       100%
         MaHCS Guaranty Corporation                                                                    100%
         Conseco Finance Corp. - Alabama                                                               100%
         Conseco Agency of Nevada, Inc.                                                                100%
         Conseco Agency of New York, Inc.                                                              100%
         Green Tree Floorplan Funding Corp.                                                            100%
         Conseco Bank, Inc.                                                                            100%

--------------------------
4 On March 14, 2003, Conseco Finance Corp. ("CFC") entered into an Amended and Restated Asset Purchase Agreement with CFN Investment Holdings LLC, an affiliate of Fortress Investment Group LLC, J.C. Flowers & Co. LLC and Cerberus Capital Management, L.P. and into an Asset Purchase Agreement with General Electric Capital Corporation (the "Sale Agreements"). The Bankruptcy Court entered an order on that date approving the terms of the sale of all or substantially all of CFC's assets (including the stock of its subsidiaries) free and clear of all liens pursuant to the Sale Agreements. The closing of the sale of the CFC assets under the Sale Agreements is subject to various closing conditions, but is currently expected to occur in May 2003, prior to the anticipated Effective Date of the Plan and the issuance of the New Senior Notes. If such sale occurs at such time or at any time prior to the Effective Date of the Plan, none of the subsidiaries of CFC will be affiliates of the Applicant.

                                                                                                Percent of Voting
                                                                                               Securities Owned by
                                                                                                 Immediate Parent
                                                                                                 ----------------
         Green Tree Financial Corp. - Texas                                                            100%
         Green Tree Residual Finance Corp. I                                                           100%
         Conseco Finance Securitizations Corp.                                                         100%
         Conseco Finance Vehicle Securitizations Corp.                                                 100%
         Green Tree Manufactured Housing Net Interest Margin Finance Corp.                             100%
         Green Tree Manufactured Housing Net Interest Margin Finance Corp.                             100%
         Green Tree Finance Corp. - One                                                                100%
         Green Tree Finance Corp. - Two                                                                100%
         Green Tree Finance Corp. - Three                                                              100%
         Green Tree Finance Corp. - Five                                                               100%
         Green Tree Finance Corp. - Six                                                                100%
         Green Tree RECS Guaranty Corporation                                                          100%
         Green Tree RECS II Guaranty Corporation                                                       100%
         Conseco Finance Credit Corp.                                                                  100%
         Conseco Finance Consumer Discount Company                                                     100%
         Green Tree First GP Inc.                                                                      100%
         Green Tree Second GP Inc.                                                                     100%
         Rice Park Properties Corporation                                                              100%
         Green Tree Retail Services Funding Corp.                                                      100%
         BizGuild, Inc.                                                                                100%
         HIRC, Inc.                                                                                    100%

          The names of approximately 60 subsidiaries have been omitted. In the aggregate these subsidiaries do not constitute a significant subsidiary.

          Immediately following the Effective Date, the Applicant anticipates that Appaloosa Management, LP will own 10% or more of the Applicant's voting securities, based on their present holdings of debt securities of Conseco and their projected distributions under the Plan.

(b) See Item 4 for directors and executive officers of the Applicant, some of whom may be deemed to be affiliates of the Applicant by virtue of their position.

                             MANAGEMENT AND CONTROL

4.        Directors and executive officers.

(a) Current directors and executive officers. The following table sets forth the names of and offices held by all current executive officers (as defined in Sections 303(5) and 303(6) of the Trust Indenture Act) of the Applicant.

                Name                                                     Position
------------------------------------------  ----------------------------------------------------------------------
William J. Shea                                         President and Chief Executive Officer
Eugene M. Bullis                                        Executive Vice President and Chief Financial Officer
John R. Kline                                           Senior Vice President and Chief Accounting Officer
Daniel J. Murphy                                        Senior Vice President and Treasurer
Tammy M. Hill                                           Senior Vice President, Investor Relations
Karl W. Kindig                                          Secretary


          The following are the current directors of the Applicant: William J. Shea and Eugene M. Bullis.

          The mailing address for each director and executive officer is c/o Conseco, Inc., 11825 N. Pennsylvania Street, P.O. Box 1911 (46082), Carmel, Indiana 46032.

(b) Directors and executive officers as of the Effective Date. It is anticipated that the board of directors of the Applicant will consist of seven members, including two members from senior management and five outside members selected by the Conseco Creditors Committee. These members have not yet been identified.

5.        Principal owners of voting securities.

          Since there is no restriction on trading the Applicant's debt securities, the Applicant is unable to estimate persons owning 10% or more of the Applicant's voting securities as of the Effective Date. Based on their present holdings of debt securities of Conseco and their projected distributions under the Plan, the Applicant anticipates that Appaloosa Management, LP, 26 Main Street, Chatham, NJ 07928, will own will own 10% or more of the Applicant's voting securities immediately following the Effective Date.

6.        Underwriters.

(a) Within the three years prior to the date of the filing of this Application, no person has acted as an underwriter of the Applicant.

(b) No person is acting, or proposed to be acting, as principal underwriter of the securities proposed to be offered pursuant to the Indenture.

                               CAPITAL SECURITIES

7.        Capitalization.

          (a) As of March 31, 2003, the Applicant has the following securities issued and outstanding:

Title of Class                                                   Amount Authorized           Amount Outstanding
--------------                                                   -----------------           ------------------
Common Stock, par value $0.01 per share                                1,000                         0

Immediately following the Effective Date, the Applicant currently expects to have the following securities authorized and outstanding:

Title of Class                                                   Amount Authorized           Amount Outstanding
--------------                                                   -----------------           ------------------
8.125% Senior Notes due 2006................................
10.5% Senior Notes due 2007.................................
Class A Senior Cumulative Convertible Exchangeable
    Preferred Stock, par value $0.01 per share
Common Stock, par value $0.01 per share(1)..................

-----------------------------

(1) The Applicant intends to issue Warrants pursuant to the Plan that will be exercisable for 5% of the Common Stock (subject to certain dilution). The exercise price of warrants for 2.5% of the Common Stock will be based on a $3 billion enterprise valuation of the Applicant ("Tranche A Warrants") and the exercise price of warrants for 2.5% of the Common Stock will be based on a $3.85 billion enterprise valuation of the Applicant ("Tranche B Warrants"). The exercise price of warrants will be equal to the applicable equity value divided by the number of shares of Common Stock outstanding on a fully diluted basis (as defined) and will be determined pursuant to an agreed upon formula.

(b) Preferred Stock. Holders of Preferred Stock will be entitled to one vote per share and will vote as a class on each of the following events or transactions, unless all of the Preferred Stock will be redeemed concurrently with such event or transaction: (i) sale of all or substantially all of the Applicant's assets; (ii) merger or consolidation of the Applicant; (iii) liquidation or dissolution of the Applicant; (iv) issuances of subsidiary preferred stock to a third party; (v) issuances of debt (with certain exceptions) or senior equity securities (unless the proceeds are used to pay down debt under the New Credit Facility, subject to certain limitations); (vi) issuances of pari passu securities unless the proceeds are used to pay down debt under the New Credit Facility or to redeem Preferred Stock (subject to certain limitations); (vii) charter amendments that adversely change the rights or preferences of the Preferred Stock; and
          (viii) redemptions of and payment of cash dividends on pari passu and junior securities (subject to exceptions). Following the occurrence of a Trigger Event (defined to include, (i) reduction in certain A.M. Best ratings (A.M. Best Company is a nationally recognized insurance company ratings organization), (ii) any payment default under the New Credit Facility, (iii) any material adverse regulatory event (as defined in the New Credit Facility) affecting any material insurance subsidiary, (iv) conversion rights under the Preferred Stock becoming exercisable, (v) failure to comply with the minimum EBITDA requirement and (vi) failure to maintain certain minimum risk-based capital ratios), the holders of Preferred Stock will have the right to vote on an as-converted basis on all corporate matters on which holders of Common Stock have the right to vote and will have the right to call a shareholders meeting for the election of directors and nominate directors to serve on the board of directors (subject to the Applicant having a right to cure certain Trigger Events until the first anniversary of the Effective Date). Upon the occurrence of a Trigger Event and with respect to matters which holders of Preferred Stock vote such shares on an as-converted basis, each share of Preferred Stock will have a number of votes equal to the number of shares of Common Stock that the Preferred Stock could be converted into as of such time.

          Common Stock. Holders of Common Stock will be entitled to one vote per share on all matters submitted to a vote of holders of Common Stock. In the event that any person or group of affiliated persons has direct or indirect beneficial ownership of shares of capital stock of the Applicant as of the Effective Date providing such person(s) of 10% or more of the voting power with respect to a particular stockholder vote, such person(s) will be entitled to vote only such number of shares of capital stock as do not in the aggregate equal or exceed 10% of the voting power with respect to that stockholder vote, unless, prior to that stockholder vote, the acquisition, ownership and voting of such shares of capital stock by such person(s) equal to or in excess of 10% has been approved, or exempted from approval, pursuant to all applicable insurance regulatory requirements.

                              INDENTURE SECURITIES

8.        Analysis of Indenture Provisions.

          The following is a general description of certain provisions of the Indenture. The description is qualified in its entirety by reference to the form of the Indenture filed as Exhibit T3C hereto. Capitalized terms used below and not defined herein have the meanings given to such terms in the Indenture.

(a)       Events of Default; Withholding of Notice

         The following events are defined in the Indenture as "Events of Default": (i) default in the payment when due of the principal of any Security at its Stated Maturity; (ii) default in the payment of any interest on any Security when it becomes due and payable, and continuance of such default for a period of 30 days; (iii) default in the performance, or breach, of any terms, covenant or warranty of the Company contained in the Securities or this Indenture, and continuance of such default or breach for a period of 60 days after there has been given, by registered or certified mail, to the Company by the Trustee or to the Company and the Trustee by the Holders of at least 25% in aggregate principal amount of the Outstanding Securities a written notice specifying such default or breach and requiring it to be remedied and stating that such notice is a "Notice of Default" under the Indenture; (iv) default with respect to any Obligation of the Company (other than its Obligations under the Securities), or of any Subsidiary, whether as principal, guarantor, surety or other obligor, for the payment of any Indebtedness having an aggregate principal amount in excess of $40 million and (x) either (1) such default is upon the Stated Maturity of such

Indebtedness or (2) as a result of such default the maturity of such Indebtedness has been accelerated prior to its Stated Maturity and (y) such Indebtedness has not been paid in full or such acceleration has not been rescinded, annulled, or waived prior to the entry of a final judgment in favor of the holders thereof; (v) one or more final and nonappealable judgments, orders or decrees which require the payment in money, either individually or in an aggregate amount, of more than $50 million shall be entered against the Company or any Subsidiary or any of their respective properties which is not adequately covered by insurance or bond (subject to reasonable deductibles) and shall not be discharged and there shall have been a period of 60 days during which stays of the enforcement of such judgments or orders, by reason of pending appeal or otherwise, shall not be in effect; (vi) the entry by a court having jurisdiction in the premises of a decree or order for relief in respect of the Company or any Significant Subsidiary in an involuntary case or proceeding under any applicable Federal or State bankruptcy, insolvency, rehabilitation, liquidation, conservation or supervision or other similar law now or hereafter in effect or appointing a custodian, rehabilitator, conservator, supervisor, trustee, sequestrator or other similar official of the Company or any Significant Subsidiary for any substantial part of its or their property, or ordering the winding up or liquidation of its or their affairs, and the continuance of any such decree or order unstayed and in effect for a period of 60 consecutive days; (vii) the commencement by the Company or any Significant Subsidiary of a voluntary case or proceeding under any applicable Federal or State bankruptcy, insolvency, rehabilitation, liquidation, conservation or supervision or other similar applicable law now or hereafter in effect, or the consent by the Company or any Significant Subsidiary to the entry of a decree or order for relief in respect of the company or such Significant Subsidiary in an involuntary case or proceeding under any applicable Federal or State bankruptcy, insolvency, rehabilitation, liquidation, conservation or supervision or other similar applicable law now or hereafter in effect, or to the commencement of any bankruptcy, insolvency or similar case or proceeding against it, or the consent by the Company or any Significant Subsidiary to the filing of such petition or the appointment of or taking possession by a receiver, liquidator, assignee, custodian, rehabilitator, conservator, supervisor, trustee, sequestrator or similar official of the Company of any such Significant Subsidiary or of any substantial part of its property, or the making by it of an assignment for the benefit of creditors, or the admission by the Company or any Significant Subsidiary in writing of its inability to pay its debts generally as they become due, or the taking of corporate action by the Company or any Significant Subsidiary in furtherance of any such action.

          The Company shall deliver to the Trustee, within 30 days after the occurrence thereof, written notice in the form of an Officers' Certificate of any event which is or with the giving of notice or the lapse of time would become an event which is or with the giving of notice or the lapse of time would become an Event of Default, its status and what action the Company is taking or proposes to take with respect thereto.

          The Indenture provides that the Trustee shall, within 90 days after the occurrence of a default, shall transmit by mail to all Holders, as their names and addresses appear on the Security Register, notice of such Default known to the Trustee, unless such Default shall have been cured or waived; provided, however, that except in the case of a Default in the payment of the principal of or interest on any Security, the Trustee shall be protected in withholding such notice if and so long as a trust committee of the Responsible Officers of the Trustee in good faith determines that the withholding of such notice is in the interest of the Holders.

          The holders of a majority in principal amount of the Outstanding Securities have the right, subject to certain limitations, to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee. However, the Trustee may refuse to follow any direction that conflicts with the law or the Indenture or, subject to the Section regarding "Certain Duties and Responsibilities," that the Trustee determines is unduly prejudicial to the rights of other Holders of Securities or would involve the Trustee in personal liability with respect to which reasonable indemnity satisfactory to the Trustee is not available; provided, however, that the Trustee may take any other action deemed proper by the Trustee that is not inconsistent with such direction. Prior to the taking of any action under the Indenture, the Trustee shall be entitled to reasonable indemnification satisfactory to the Trustee against all losses and expenses caused by taking or not taking such action. This provision shall be in lieu of section 316(a)(1)(A) of the Trust Indenture Act and such Section 316(a)(1)(A) is expressly excluded from the Indenture, as permitted by the Trust Indenture Act. If an Event of Default occurs and is continuing, the Trustee may in its discretion proceed to protect and enforce its rights and the rights of the Holders by such appropriate judicial proceedings as the Trustee shall deem most effectual to protect and enforce any such rights, whether for the specific enforcement of any covenant or agreement in the Indenture or in aid of the exercise of any power granted in the Indenture, or to enforce any other proper remedy. The Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request of any of the Holders pursuant to the Indenture, unless such Holders shall have offered to the Trustee reasonable security or indemnity against the costs, expenses and liabilities which might be incurred by it in compliance with such request.

(b)       Authentication and Delivery of New Senior Notes; Use of Proceeds

          The Securities shall be executed on behalf of the Company by its Chairman of the Board, its President or one of its Vice Presidents, under its corporate seal reproduced thereon or attested by its Secretary or one of its Assistant Secretaries. The signature of any of these officers on the Securities may be manual or facsimile. Securities bearing the manual or facsimile signatures of individuals who were at any time the proper officers of the Company shall bind the Company, notwithstanding that such individuals or any of them have ceased to hold such offices prior to the authentication and delivery of such Securities or did not hold such offices one the date of such Securities. At any time after the execution and delivery of the Indenture, the Company may deliver Securities executed by the Company to the Trustee for authentication, together with a Company Order for the authentication and delivery of such Securities; and the Trustee in accordance with such Company Order shall authenticate and deliver such Securities as provided in the Indenture and not otherwise. No Security shall be entitled to any benefit under the Indenture or be valid or obligatory for any such purpose unless there appears on such Security a certificate of authentication substantially in the form provided for in the Indenture, duly executed by the Trustee by manual signature of an authorized signer and such certificate upon any Security shall be conclusive evidence, and the only evidence, that such Security has been duly authenticated and delivered.

          The Securities shall be issuable only in fully registered form, without coupons, and only in denominations of $1,000 and any integral multiple thereof.

          There will be no proceeds (and therefore no application of such proceeds) from the issuance of the New Senior Notes because the New Senior Notes will be issued, as part of an exchange, as provided in the Plan.

(c) Release and Substitution of Property Subject to the Lien of the Indenture

          To the extent that, pursuant to Section 506 of the Bankruptcy Code, the 94 Notes are secured, the New Senior Notes will be secured by (a) first-priority (pari passu with certain subtranches of the loans under the New Credit Facility) liens on those assets securing the 94 Notes to the extent such assets are reinstated pursuant to the Plan, and (b) silent liens, junior in priority to the Banks, in assets of value equal to any collateral securing the 94 Notes that is not reinstated or is otherwise applied/set off against liabilities pursuant to the Plan.

(d)       Satisfaction and Discharge

          The Indenture shall cease to be of further effect (except as to surviving rights of registration of transfer or exchange of Securities herein expressly provided for) as to all Outstanding Securities and the Trustee, on demand of and at the expense of the Company, shall execute proper instruments acknowledging satisfaction and discharge, when: (a) either (1) all Securities theretofore authenticated and delivered (other that (i) Securities which have been destroyed, lost or stolen and which have been replaced or paid as provided in the Section titled "Mutilated, Destroyed, Lost and Stolen Securities" and
(ii) Securities for whose payment money has theretofore been deposited in trust or segregated and held in trust by the Company and thereafter repaid to the Company or discharged from such trust, as provided in the Section titled "Money for Security Payments to Be Held in Trust") have been delivered to the Trustee for cancellation; or (2) all such securities not theretofore delivered to the Trustee for cancellation have become due and payable and the Company has irrevocably deposited or caused to be deposited with the Trustee as trust funds in the trust for the purpose an amount sufficient to pay and discharge the entire indebtedness on such Securities not theretofore delivered to the Trustee for cancellation, for principal and interest to the date of such deposit; (b) the Company has paid or caused to be paid all other sums payable under the Indenture by the Company; and (c) the Company has delivered to the Trustee and Officers' Certificate and an Opinion of Counsel each stating that all conditions precedent herein provided for relating to the satisfaction and discharge of this Indenture have been complied with. Notwithstanding the satisfaction and discharge of this Indenture, the obligations of the Company to the Trustee under the Section titled "Compensation and Reimbursement" shall survive and, if money shall have been deposited with the Trustee pursuant to subclause (2) of Subsection (a) of the Section titled "Satisfaction and Discharge of Indenture," the obligations of the Trustee under the Section titled "Application of Trust Money" and the last paragraph of the Section titled "Money for Security Payments to Be Held in Trust" shall survive.

(e) Evidence Required to be Furnished by the Applicant to the Trustee as to Compliance with the Conditions and Covenants Contained in the Indenture

          The Applicant shall deliver to the Trustee, within 120 days after the end of each fiscal year, an Officers' Certificate stating that a review of the activities of the Applicant and its Subsidiaries during the preceding fiscal year has been made under the supervision of the Signing Officers with a view to determining whether each has kept, observed, performed and fulfilled its obligations under the Indenture, and further stating as to each such officer signing such Officers' Certificate, that to the best of his or her knowledge, each has kept, observed, performed and fulfilled each and every covenant contained in the Indenture and is not in default in the performance or observance of any terms, provisions and conditions thereof (or, if a Default or Event of Default shall have occurred, describing all such Defaults or Events of Default of which he or she may have knowledge and what action each is taking or proposes to take with respect thereto). The Officers' Certificate delivered pursuant to Section 10.5 of the Indenture shall include the signature of the Applicant's principal executive officer, the principal financial officer or the principal accounting officer.

9.        Other obligors.

          The Applicant is the sole obligor of the New Senior Notes.

          Contents of application for qualification. This application for qualification comprises (a) pages numbered 1 to 10, consecutively, (b) the statement of eligibility of the trustee under the indenture to be qualified, and
(c) the following exhibits in addition to those filed as part of the statement of eligibility and qualification of the trustee:


        T3A           Certificate of Incorporation of the Applicant.
        T3B           Bylaws of the Applicant.
        T3C           Form of Indenture, to be dated as of the Effective Date,
                      by and between the Applicant and Wilmington Trust Company, as Trustee.
        T3D           Not applicable.
       T3E-1          Second Amended Disclosure Statement For Reorganizing
                      Debtors' Joint Plan of Reorganization Pursuant to Chapter
                      11 of the United States Bankruptcy Code.
       T3E-2          Reorganizing Debtors' Second Amended Joint Plan of
                      Reorganization Pursuant to Chapter 11 of
                      the United States Bankruptcy Code.

                                    SIGNATURE

          Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, Conseco, Inc., a corporation organized and existing under the laws of the State of Delaware, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the city of Carmel and State of Indiana, on the 28th day of March, 2003.


                                           By: /s/ Eugene M. Bullis
                                              ---------------------------------
                                              Eugene M. Bullis
                                              Executive Vice President
                                              and Chief Financial Officer



Attest: /s/ Richard R. Dykhouse            By: /s/ John R. Kline
       --------------------------------       ---------------------------------
       Richard R. Dykhouse                    John R. Kline
       Assistant Secretary                    Senior Vice President
                                              and Chief Accounting Officer

                                  EXHIBIT INDEX

      Exhibit
       Number                                Description
       ------                                -----------

        T3A           Certificate of Incorporation of the Applicant.
        T3B           Bylaws of the Applicant.
        T3C           Form of Indenture, to be dated as of the Effective Date,
                      by and between the Applicant and Wilmington Trust Company, as Trustee.
        T3D           Not applicable.
       T3E-1          Second Amended Disclosure Statement For Reorganizing
                      Debtors' Joint Plan of Reorganization Pursuant to Chapter
                      11 of the United States Bankruptcy Code.
       T3E-2          Reorganizing Debtors' Second Amended Joint Plan of Reorganization
                      Pursuant to Chapter 11 of
                      the United States Bankruptcy Code.
        T3F           A cross-reference sheet showing the location in the
                      Indenture of the provisions therein pursuant to Section
                      310 through 313(a), inclusive, of the Trust Indenture Act
                      (to be included in Exhibit T3C).
        25.1          Statement of Eligibility of Trustee on Form T-1.

                                      12